UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
August 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING
HELD ON AUGUST 11, 2011

Date, time and place:  Held on August 11, 2011, at 09:00 a.m., by teleconference centralized at the Company’s headquarters at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call:  The call was waived, since all of the members of the Board of Directors were present.

Attendance:  All Board members were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman. Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (i) Approve the dismissal, without cause, of Mr. João Edes Steinle, from the duty of Executive Officer.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i)
Approve the dismissal, without cause, of Mr. João Edes Steinle, Brazilian Citizen, married, engineer, bearer of ID card R.G. no. 9.316.070-7, of the SSP/SP, registered with the Cadastro Nacional de Pessoas Físicas (“CPF/MF”) under no. 286.497.701-00, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Alameda Santos, No. 1.357, 6th floor, from the duty of Officer without specific title, to which he was reelected under the terms set forth in the Minutes of the Ordinary Meeting of the Board of Directors held on August 25, 2010 and registered with the Trade Board - Junta Comercial do Estado de São Paulo on September 6, 2010, under no. 322.779/10-8 with effect from this date.

(ii)
As per the resolutions above, the Board of Directors decided that the functions performed by the Officer dismissed herein will be vacant until the next election of the members of the Board of Directors.

Closing:  There being nothing more to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, August, 11, 2011.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: August 11, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO